Management Report

FAST BAGS CORP
For the period ended December 31, 2024

Prepared by
Rosenberg Chesnov Advisors

Prepared on
February 27, 2025

Table of Contents

Basis of Preparation

This report is prepared solely for the confidential use of Fast Bags Corp. Inc. the preparation of this report Rosenberg Chesnov Advisors has relied upon the unaudited financial and non-financial information provided to them. We make no assurances regarding these reports. The analysis and report must not be recited or referred to in whole or in part in any other document.
The analysis and report must not be made available, copied or recited to any other party without our express written permission. Rosenberg Chesnov Advisors neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained.

Balance Sheet

As of December 31, 2024

	Total		
	As of Dec 31, 2024	**As of Dec 31, 2023 (PP)**	**Change**
ASSETS			
Current Assets			
Bank Accounts			
BOA Checking 0901	29,930.49	25,438.34	4,492.15
Total Bank Accounts	**29,930.49**	**25,438.34**	**4,492.15**
Other Current Assets			
Deposit In Transit	6,929.29	0.00	6,929.29
Inventory	52,469.65	28,144.02	24,325.63
PayPal Holding	117.98	217.17	-99.19
Shopify Holding	0.00	1,980.62	-1,980.62
Stripe Holding	0.00	4,776.33	-4,776.33
Total Other Current Assets	**59,516.92**	**35,118.14**	**24,398.78**
Total Current Assets	**89,447.41**	**60,556.48**	**28,890.93**
Fixed Assets			
Accumulated depreciation	-12,584.06	-9,594.50	-2,989.56
Machinery & Equipment	7,447.50	7,447.50	0.00
Patents & Trademarks	18,000.00	18,000.00	0.00
Property,plant and equipment	7,500.00	7,500.00	0.00
Total Fixed Assets	**20,363.44**	**23,353.00**	**-2,989.56**
TOTAL ASSETS	**$109,810.85**	**$83,909.48**	**$25,901.37**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	4,653.42	0.00	4,653.42
Total Accounts Payable	**4,653.42**	**0.00**	**4,653.42**
Credit Cards			
BOA Corp CC 4491	16,976.93	17,753.73	-776.80
Total Credit Cards	**16,976.93**	**17,753.73**	**-776.80**
Other Current Liabilities			
Accrued Expenses	1,600.00	0.00	1,600.00
Deposit on Equity-WeFunder	0.00	92,321.58	-92,321.58
Loan Payable	0.00	322,334.92	-322,334.92
Sales tax to pay	3,404.73	3,165.58	239.15
Shopify Capital	64,573.47	0.00	64,573.47

	Total		
	As of Dec 31, 2024	As of Dec 31, 2023 (PP)	Change
Total Other Current Liabilities	69,578.20	417,822.08	-348,243.88
Total Current Liabilities	91,208.55	435,575.81	-344,367.26
Long-Term Liabilities			
Convertible Note	322,334.92		322,334.92
Accrued Interest	23,369.28		23,369.28
Total Convertible Note	345,704.20		345,704.20
Total Long-Term Liabilities	345,704.20	0.00	345,704.20
Total Liabilities	436,912.75	435,575.81	1,336.94
Equity			
Retained Earnings	-721,566.33	-643,969.76	-77,596.57
Stocks			
APIC	0.00	47,400.00	-47,400.00
Class A Stock	220,000.00	220,000.00	0.00
Class B Stock	149,900.00	102,500.00	47,400.00
Class C Stock	129,957.00		129,957.00
Total Stocks	499,857.00	369,900.00	129,957.00
Net Income	-105,392.57	-77,596.57	-27,796.00
Total Equity	-327,101.90	-351,666.33	24,564.43
TOTAL LIABILITIES AND EQUITY	$109,810.85	$83,909.48	$25,901.37

Profit and Loss

January - December 2024

			Total
	Jan - Dec 2024	Jan - Dec 2023 (PP)	Change
INCOME			
Merchandise Sales	531,696.11	664,142.17	-132,446.06
Discounts	-7,903.04	-7,436.81	-466.23
Sales Returns/Refunds	-657.82	-1,097.97	440.15
Shipping Income	5,806.77		5,806.77
Total Merchandise Sales	**528,942.02**	**655,607.39**	**-126,665.37**
Sales of Product Income	7,052.88	941.18	6,111.70
Total Income	**535,994.90**	**656,548.57**	**-120,553.67**
COST OF GOODS SOLD			
Cost of Goods Sold			
Cost of labor - COGS			
Direct Labor	21,813.76	18,353.17	3,460.59
Total Cost of labor - COGS	**21,813.76**	**18,353.17**	**3,460.59**
Merchant account fees	41,336.01	40,784.32	551.69
Supplies & materials - COGS	117,099.89	143,552.13	-26,452.24
Total Cost of Goods Sold	**180,249.66**	**202,689.62**	**-22,439.96**
Total Cost of Goods Sold	**180,249.66**	**202,689.62**	**-22,439.96**
GROSS PROFIT	**355,745.24**	**453,858.95**	**-98,113.71**
EXPENSES			
Advertising & marketing			
Advertising	94,391.16	73,589.44	20,801.72
Social media	28,967.32	126,666.13	-97,698.81
Total Advertising & marketing	**123,358.48**	**200,255.57**	**-76,897.09**
Commissions & fees	14,903.40		14,903.40
Consulting		28,287.50	-28,287.50
Design Service	6,342.50	1,000.00	5,342.50
Entertainment	168.50	72.92	95.58
Filing Fees	5,307.18	2,963.66	2,343.52
General business expenses			
Bank fees & service charges	270.05	279.64	-9.59
Memberships & subscriptions	889.66	32.32	857.34
Total General business expenses	**1,159.71**	**311.96**	**847.75**
Insurance	1,476.42	1,308.01	168.41
Interest Expenses	30,996.14	14,620.42	16,375.72
Legal & accounting services			

	Jan - Dec 2024	Jan - Dec 2023 (PP)	Change
Accounting fees	50,179.81	51,319.76	-1,139.95
Legal Fees	7,990.00	8,497.18	-507.18
Total Legal & accounting services	**58,169.81**	**59,816.94**	**-1,647.13**
Meals	264.65	957.70	-693.05
NJ Corp Tax	1,050.38	530.00	520.38
Office expenses			
Office supplies	627.34	1,131.80	-504.46
Small tools & equipment		41.87	-41.87
Software & apps	8,538.09	4,929.19	3,608.90
Total Office expenses	**9,165.43**	**6,102.86**	**3,062.57**
Sales Tax Expenses	0.00	-1,252.45	1,252.45
Shipping & Delivery	201,164.72	208,831.91	-7,667.19
Taxes paid		559.00	-559.00
Training & Education	2,497.00		2,497.00
Travel			
Airfare		545.19	-545.19
Hotels	247.47	359.34	-111.87
Total Travel	**247.47**	**904.53**	**-657.06**
Total Expenses	**456,271.79**	**525,270.53**	**-68,998.74**
NET OPERATING INCOME	**-100,526.55**	**-71,411.58**	**-29,114.97**
OTHER INCOME			
Other Income	128.91		128.91
Total Other Income	**128.91**	**0.00**	**128.91**
OTHER EXPENSES			
Depreciation	2,989.56	2,989.56	0.00
Vehicle expenses			
Parking & tolls		45.00	-45.00
Vehicle gas & fuel	2,005.37	2,007.93	-2.56
Vehicle insurance		33.14	-33.14
Vehicle repairs		1,109.36	-1,109.36
Total Vehicle expenses	**2,005.37**	**3,195.43**	**-1,190.06**
Total Other Expenses	**4,994.93**	**6,184.99**	**-1,190.06**
NET OTHER INCOME	**-4,866.02**	**-6,184.99**	**1,318.97**
NET INCOME	**$ -105,392.57**	**$ -77,596.57**	**$ -27,796.00**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-105,392.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deposit In Transit	-6,929.29
Inventory	-24,325.63
PayPal Holding	99.19
Shopify Holding	1,980.62
Stripe Holding	4,776.33
Accumulated depreciation	2,989.56
Accounts Payable (A/P)	4,653.42
BOA Corp CC 4491	-776.80
Accrued Expenses	1,600.00
Deposit on Equity-WeFunder	-92,321.58
Loan Payable	-322,334.92
Sales tax to pay	239.15
Shopify Capital	64,573.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-365,776.48**
Net cash provided by operating activities	**-471,169.05**
FINANCING ACTIVITIES	
Convertible Note	322,334.92
Convertible Note:Accrued Interest	23,369.28
Stocks:APIC	-47,400.00
Stocks:Class B Stock	47,400.00
Stocks:Class C Stock	129,957.00
Net cash provided by financing activities	**475,661.20**
NET CASH INCREASE FOR PERIOD	**4,492.15**
Cash at beginning of period	25,438.34

	Total
CASH AT END OF PERIOD	**$29,930.49**

A/P Aging Detail

As of December 31, 2024

Date	Transaction Type	Num	Vendor	Due Date	Past Due	Amount	Open Balance
31 - 60 days past due							
11/30/2024	Bill		Rosenberg & Chesnov CPA's	11/30/2024	89	646.30	646.30
Total for 31 - 60 days past due						**$646.30**	**$646.30**
Current							
12/31/2024	Bill	Dec-2024	OTC Occupational Training Center	12/31/2024	58	2,785.37	2,785.37
12/31/2024	Bill	30330	Rosenberg & Chesnov CPA's	12/31/2024	58	1,221.75	1,221.75
Total for Current						**$4,007.12**	**$4,007.12**
TOTAL						**$4,653.42**	**$4,653.42**